UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 27, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors
Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia
04551-010, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

(Publicly-Held Company)

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

HELD ON APRIL 27, 2018

1.                                     DATE, TIME AND PLACE: Held at 10 p.m., on April 27, 2018, at the headquarters of Fibria Celulose S.A. (“Company”), in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th Floor, Sala Valor, Tower B, Vila Olímpia, Zip Code 04551-010.

2.                                     CALL NOTICE: The call notice was published pursuant to article 124 of Law 6.404, dated December 15, 1976 (“Brazilian Corporations Law”), as amended, (i) in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo) on March 28 and 29, 2018, on pages 249, 135 and 308, respectively, and (ii) in the newspaper “Valor Econômico”, on March 27, 28 and 29, 2018, on pages E76, E6 and E6, respectively.

3.                                     ATTENDANCE: Present holders of 462,321,226 Company’s common, book-entry, with no par value shares, representing more than 83.46% of the Company’s total and voting capital stock, disregarded treasury shares, according to the signatures on the Company’s shareholders attendance book. Also present (i) the representative of the Company’s management, Mr. Guilherme Perboyre Cavancalti, (ii) the member of the Company’s Fiscal Council, Mr. Maurício Aquino Halewicz, and (iii) the representative of BDO RCS Auditores Independentes S/S, Mr. Eduardo Affonso de Vasconcelos.

4.                                     PRESIDING BOARD: The meeting was chaired by Mrs. Mariangela Faniele Maruishi Bartz and secretariat by Mr. Hiram Bandeira Pagano Filho.

5.                                     PUBLICATIONS AND DISCLOURE: The following documents have been published in accordance with section 133, of Brazilian Corporations Law: (1) notice to shareholders informing that the management’s report, the financial statements and it’s respective explanatory notes, together with the report of BDO RCS Auditores Independentes S/S, the report of the Fiscal Council and the report of the Statutory Audit Committee, in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo), on March 28, 29 and 30, 2018, pages 275, 404 and 213, respectively, and in the newspaper “Valor Econômico”, on March 27, 28 and 29, 2018, pages A11, E6 and E6, respectively; and (2) the management’s  report, the financial statements and it’s respective explanatory notes, together with the report of BDO RCS Auditores Independentes S/S, the report of the Fiscal Council and the report of the Statutory Audit

Committee, in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo), on January 30, 2018, pages 5 to 21, and at the newspaper “Valor Econômico”, on January 30, 2018, pages E5 to E16. The aforementioned documents have also been made available for the shareholders at the Company’s headquarters and disclosed at the electronic pages of the Brazilian Securities and Exchange Commission (“CVM”), of B3 S.A. — Brasil, Bolsa, Balcão (“B3”) and of the Company, more than one (1) month prior to the date hereof, as provided by the Brazilian Corporations Law and by applicable CVM regulation.

6.                                     AGENDA: The shareholders of the Company gathered to examine, discuss and vote on the following agenda: (1) the management accounts, the management report and the Company’s financial statements, together with the annual report of the independent auditors, the report of the Fiscal Council and the report of the Statutory Audit Committee relating to the fiscal year ended on December 31, 2017; (2) the proposal of the Company’s capital budget for 2018; (3) the managers’ proposal for the allocation of the results of the fiscal year ended on December 31, 2017; (4) the instatement of the Fiscal Council; (5) the definition of the number of members of the Fiscal Council; (6) the election of the members of the Company’s Fiscal Council; and (7) the annual global compensation of the Company’s management and members of the Fiscal Council for the fiscal year of 2018.

7.                                     RESOLUTIONS: Upon the opening of the meeting and examination and discussion on the matters of the agenda, the shareholders present at the meeting have decided as follows:

Preliminarily, as a matter of order, (a) approve, by unanimous vote, the drawing up of these minutes in summary format containing only the transcription of the decisions, pursuant to section 130, paragraph 1st of the Brazilian Corporations Law, and (b) approve, by unanimous vote, the publication of the minutes of this general meeting without the signatures of the shareholders, pursuant to section 130, paragraph 2nd of the Brazilian Corporations Law.

7.1.                           To approve, by majority of votes, with 442,399,701 affirmative votes, 4,796 dissenting votes and 19,916,729 abstentions, the management accounts, the management report and the Company’s financial statements, together with the annual report of the independent auditors, the report of the Fiscal Council and the report of the Statutory Audit Committee relating to the fiscal year ended on December 31, 2017.

7.2.                           To approve, by majority of votes, with 459,636,439 affirmative votes, 8,832 dissenting votes and 2,675,955 abstentions, the Company’s capital budget for the fiscal year ending on December 31, 2018, in accordance with section 196 of the Brazilian Corporations Law, pursuant to Exhibit I herein.

7.3.                                         To approve, by majority of votes, with 459,639,393 affirmative votes, 8,643 dissenting votes and 2,673,190 abstentions, the management proposal for the allocation of the Company’s net income relating the fiscal year ended on December 31, 2017, in the total amount of R$1,085,264,777.21 (one billion, eighty-five million, two hundred and sixty-four thousand, seven hundred and seventy-seven Brazilian reais and twenty-one centavos), as follows:

(a)                                                            the amount of R$ 54,263,238.86 (fifty-four million, two hundred and sixty-three thousand, two hundred and thirty-eight Brazilian reais and eighty-six centavos), equivalent to 5% (five per cent) of the fiscal year’s net income shall be allocated to the Company’s legal reserve, in accordance with section 193 of the Brazilian Corporations Law;

(b)                                                            the amount of R$ 1,031,001,538.35 (one billion, thirty-one million, one thousand, five hundred and thirty-eight Brazilian reais and thirty-five cents), corresponding to 100% (a hundred per cent) of the adjusted net income in accordance with Section 202 of the Brazilian Corporations Law, shall be distributed as follows:

(i)                                   the amount of R$ 257,750,384.59 (two hundred and fifty-seven million, seven hundred and fifty thousand, three hundred and eighty-four Brazilian reais and fifty-nine cents), equivalent to R$ 0.465925316 per common share, corresponding to 25% (twenty five per cent) of the adjusted net income, shall be distributed to the shareholders as minimum mandatory dividend, under the terms of Brazilian Corporations Law and section 31, sub-section III of the Company’s By-laws; and;

(ii)                                The amount of R$ 773,251,153.76 (seven hundred and seventy-three million, two hundred and fifty-one thousand, one hundred and fifty-three Brazilian reais and seventy-six cents), corresponding to, approximately 75% (seventy five per cent) of the adjusted net income, shall be withheld and allocated in the Investment’s Reserve, as stipulated in the Company’s capital budget for the fiscal year of 2018.

7.3.1                    The persons who are shareholders of the Company on May 3, 2018 (date-base) will be entitled to receive the dividends declared herein, in accordance with the shareholdings existing at the closing of the trading session of B3 S.A. - Bolsa, Brasil Balcão of this date, and the procedures adopted by the financial institution responsible for the book-keeping of the Company’s shares regarding the payment of dividends shall be observed, as will be timely disclosed by the Company through a Notice to Shareholders. In this regard, as from May 4, 2018 the Company’s shares shall be traded “ex-dividend”.

7.3.2.                 The dividends declared herein shall be paid by the Company to its shareholders, in one installment, on May 15, 2018.

7.4.                           To approve, by majority of votes, with 459,476,243 affirmative votes, 8,591 dissenting votes and 2,836,392, the instatement of the Fiscal Council with term of office until the Annual General Shareholders’

Meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the year ended December 31, 2018.

7.5.                           To approve, by majority of votes, with 461,678,065 affirmative votes, 5,577 dissenting votes and 637,584 abstentions (including the abstention of the funds represented by BB Gestão de Recursos Distribuidora de Títulos e Valores Mobiliários S.A.), the definition of 3 (three) effective members and respective alternates to compose the Fiscal Council with term of office until the Annual General Shareholders’ Meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the year ended December 31, 2018.

7.5.1                    To state that the Fiscal Council has a non-permanent character, but was instated on this Annual General Shareholders’ Meeting and their members were elected with term office until the Annual General Shareholders’ Meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the year ended December 31, 2018.

7.6.                           To elect the following persons as members of the Fiscal Council, with term of office until the Annual General Shareholders’ Meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the year ended December 31, 2018:

(i)                                    Mauricio Aquino Halewicz, Brazilian, married, accountant, bearer of the Identity card RG No. 7049172823, issued by SSP/RS and enrolled with the CPF/MF under No. 694.701.200-78, with offices at Alameda Santos, No. 700, cj. 62, Cerqueira Cesar, in the City of São Paulo, State of São Paulo, Zip Code 01418-100, elected by 370,069,269 votes, as the President of the Fiscal Council;

(ii)                                 Geraldo Gianini, Brazilian, judicially divorced, accountant, bearer of the Identity card RG No. 4.544.903-X, issued by SSP/SP and enrolled with the CPF/MF under No 531.905.488-20, resident and domiciled at Rua Professor Tamandaré Toledo, No. 170, apto. 83, Itaim Bibi, in the City of São Paulo, State of São Paulo, Zip Code 04532-020, elected by 370,069,269 votes, as an alternate member to the office of Mr. Mauricio Aquino Halewicz;

(iii)                              Gilsomar Maia Sebastião, Brazilian, married, accountant, bearer of the Identity card RG No 24.733.092-9, issued by SSP/SP and enrolled with the CPF/MF under No 174.189.288-07, with offices at Avenida Brás Leme, No. 1717, 2nd floor, Zip Code 02511-000, in the City of São Paulo, State of São Paulo, Zip Code 02511-000, elected by 370,069,269 votes, as an effective member of Fiscal Council;

(iv)                             Antonio Felizardo Leocadio, Brazillian, accountant, married, bearer of the Identity card RG No 23.410.097-7, issued by SSP/SP and enrolled with the CPF/MF under No 129.803.248-25, resident and domiciled at Rua Luis Correia de Melo, No. 148, apto. 201, Torre 4, in the City of São Paulo, State of São Paulo, Zip Code 04726-220, elected by 370,069,269 votes, as an alternate member to the office of Mr. Gilsomar Maia Sebastião;

(v)                                Domenica Eisenstein Noronha, Brazilian citizen, single, business administrator, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with commercial address at Rua do Carmo nº 8, group 205, Centro,  Zip Code 28.640-000, bearer of the Identity card RG No. 111.310.25-6, issued by IFP/RJ, enrolled with the CPF/MF under No. 090.448.297-93, elected by separate vote, without the participation of the controlling shareholder, by 90,680,015 votes, representing the majority of votes of the minority shareholders holding shares of the Company that attended to the General Meeting the participated on the voting, pursuant to Section 161, § 4º, “a”, of the Brazilian Corporations Law, as an effective member of Fiscal Council.

(vi)                             Maurício Rocha Alves de Cavalho, Brazilian citizen, engineer, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Canário, 515, 4th floor, apto. 41, Moema, Zip Code04521-004, bearer of the Identity card RG No. 4.249.242-1 IFP/RJ, enrolled with the CPF/MF under No. 709.925.5807-00, elected by separate vote, without the participation of the controlling shareholder, by 90,680,015 votes, representing the majority of votes of the minority shareholders holding shares of the Company that attended to the General Meeting the participated on the voting, pursuant to Section 161, § 4º, “a”, of the Brazilian Corporations Law, elected as an alternate member to the office of Mrs. Domenica Eisenstein Noronha.

7.6.1. To state that the election of Mr. Domenica Eisenstein Noronha and Mauricio Rocha Alves de Carvalho as his alternate was carried out by means of a separate voting procedure, pursuant to Section 161, §4º, “a”, of the Brazilian Corporations Law.

7.6.2. To state that the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI has appointed to the separate voting procedure Marcos Tadeu de Siqueira and Geraldo Affonso Ferreira Filho as his alternate, however the candidates appointed in item 7.6.1 above were elected by the majority of the minority shareholders that have demonstrated their separate votes in accordance with item 7.6 (v) and (vi) above. The candidates not elected received 3,572,170 votes, and the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI has abstained from voting.

7.6.3.                                   Based on the information received by the Company’s management, and in accordance with the applicable law, the shareholders were informed that the members of the Fiscal Council meet the requirements set forth by section 162 of the Brazilian Corporations Law and are in conditions to execute, without any restrictions, the statement mentioned in sections 147 and 162, paragraph 2nd, of the Brazilian Corporations Law.

7.6.4.                 The members of the Fiscal Council herein elected shall be invested in their respective offices within thirty (30) days, counted from the date hereof, by the execution of  the term of investiture to be drawn up in the Company’s specific book together with the clearance certificate pursuant to item 7.6.3 above.

7.7.                           To approve, by majority of votes, with 388,786,927 affirmative votes, 65,632,172 dissenting votes and 7,902,127 abstentions, the global compensation sum of up to R$55,000,000.00 (fifty-five million Brazilian reais) for the Company’s managers for the fiscal year of 2018, being the Company’s Board of Directors responsible for setting and apportioning the individual compensations of the managers and, as the case may be, the granting of representation fees and/or benefits of any nature, in accordance with section 152 of Brazilian Corporations Law. The compensation to be paid to the members of the Fiscal Council shall correspond to no less than 10% (ten per cent) and, no more than 20% (twenty per cent) of the compensation that, on average, is assigned to the Company’s officers, not included the benefits, representation fees and profit participation stakes assigned to the officers, in accordance with section 162, § 3º of the Brazilian Corporations Law.

7.8.1.                 The alternate members of the Fiscal Council shall only be paid when replacing the effective members.

8.                                     DOCUMENTS: The documents and proposals referred to the general meeting, as well as the manifestations of votes, protests and dissent presented in writing by the shareholders were numbered, initialed by the Board and the shareholders and were filed at the Company’s headquarters.

9.                                     ADJOURNMENT: There being no further matters to be discussed, the Chairman declared the meeting adjourned at 10:45 a.m. and suspended the procedures until 12:30 p.m for the draft of these minutes, in the summary format, in accordance with section 130, § 1st, of the Brazilian Corporation Law, and being authorized its publication without the signature of the shareholders, as provided by section 130, § 2nd of the Brazilian Corporation Law, which was read, approved and signed by all those present. São Paulo, April 27, 2018. Presiding Board: Mariangela Daniele Maruishi Bartz — Chair and Hiram Bandeira Pagano Filho — Secretary. Shareholders presente at the meeting: BB PREVIDÊNCIA AÇÕES IBRX FUNDO DE INVESTIMENTO, BB CAP AÇÕES FUNDO DE INVESTIMENTO, BB PREVIDENCIÁRIO AÇÕES GOVERNANÇA FUNDO DE INVESTIMENTO, BB TOP AÇÕES DIVIDENDOS MIDCAPS FUNDO DE INVESTIMENTO, BB TERRA DO SOL FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO, BB CAP IBOVESPA INDEXADO FUNDO DE INVESTIMENTO EM AÇÕES, BB ECO GOLD FUNDO DE INVESTIMENTO EM AÇÕES, BB TOP AÇÕES DIVIDENDOS ATIVO FUNDO DE INVESTIMENTO BB TOP AÇÕES DUAL STRATEGY FUNDO DE INVESTIMENTO, BB BNC AÇÕES NOSSA CAIXA NOSSO CLUBE DE INVESTIMENTO, BB TOP AÇÕES EXPORTAÇÃO FUNDO DE INVESTIMENTO, BB TOP AÇÕES ÍNDICE DE SUSTENTABILIDADE EMPRESARIAL FUNDO DE INVESTIMENTO EM AÇÕES, BRASILPREV TOP A FUNDO DE INVESTIMENTO EM AÇÕES, BB TOP AÇÕES MULTISETORIAL ATIVO FUNDO DE INVESTIMENTO; BB

TOP AÇÕES IBOVESPA INDEXADO FUNDO DE INVESTIMENTO, BB TOP AÇÕES IBRX INDEXADO FUNDO DE INVESTIMENTO, BB TOP AÇÕES IBOVESPA ATIVO FUNDO DE INVESTIMENTO, BB AÇÕES 22 FUNDO DE INVESTIMENTO (ALL OF THE ABOVE REPRESENTED BY EDUARDO TOGNETTI); VOTORANTIM S.A. (BY GILBERTO LUIS DOMINGUES DA SILVA); CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL — PREVI (CLAUDIA PESSOA LORENZONI); THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, NVIT INTERNACIONAL EQUITY FUND, JPMORGAN FUNDS, STICHTING PENSIOENFONDS VOOR HUISARTSEN, VANGUARD TOTAL INTERNACIONAL STOCK INDEX FUND, A SERIE OF VANGUARD STAR FUNDS, STICHING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, FORSTA AP-FONDEN, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ40045835, PUBLIC EMPLOYEES RETIREMENT , FIDELITY INVESTMENT FUNDS- FIDELITY INDEX EMERGING MARKETS FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ40004545795, VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUND TRUST, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FUND, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED  FUND, NEW SOUTH WALES TREASURY CORPORATION AS TRUSTEE FOR THE TCORPIM EMERGING MARKET SHARE FUND, WORKERS COMPENSATION INSURANCE FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, FIDELITY INVESTMENTS MONEY MANAGMENT INC. AJO EMERGING MARKETS SHORTENABLED FUND, L.P., FIDELITY ACTIVE STRATEGY SICAV, FIDELITY FUNDS EMERGING MARKETS FUND,FIDELITY FUNDS - LATIN AMERICA FUND, FIDELITY FUNDS SICAV, FIL GENESIS LIMITED, CONTI INTERNACIONAL, NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED, TEMPO CAPITAL PRINCIPAL FIA, FCP MATIGNON ACTION EMERGENTS, BOMBARDIER (UK) CIF TRUSTTEE LIMITED, ACTING AS A TRUSTTEE OF THE BOMBARDIER TRUST (UK), CITIBANK N.A. (ALL OF THE ABOVE REPRESENTED BY MARCELO BARROS PIZZO).

The following shareholders voted by means of the remote voting bulletin and shall be considered present at the meeting pursuant to article 21-V, II, of Instrução CVM No. 481/09:

BNDES PARTICIPAÇÕES S/A,

SEASONS SERIES TRUST, CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM,
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

BILL AND MELINDA GATES FOUNDATION TRUST

CIBC EMERGING MARKETS INDEX FUND

IBM 401 (K) PLUS PLAN

IRISH LIFE ASSURANCE PLC

MANAGED PENSION FUNDS LIMITED

MARYLAND STATE RETIREMENT AND PENSION SYSTEM

NORGES BANK

NEUBERGER BERMAN SYSTEMATIC GLOBAL EQUITY TRUST

STATE ST B AND T C INV F F T E RETIR PLANS

STICHTING PHILIPS PENSIOENFONDS

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

TEACHER RETIREMENT SYSTEM OF TEXAS

THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

VANGUARD INVESTMENT SERIES PLC

WORCESTERSHIRE COUNTY COUNCIL PENSION FUND

STATE OF NEW JERSEY COMMON PENSION FUND D

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

MFS EMERGING MARKETS EQUITY FUND

MFS VARIABLE INSURANCE TRUST II -MFS E M EQUITY PORTFOLIO

PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO

RAYTHEON COMPANY MASTER TRUST

SSGA EMERGING MARKETS FUND

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

SUN AMERICA SERIES TRUST-EMERGING MARKETS POR

THE CALIFORNIA STATE TEACHERS RETIREMENT SYS.

THE PENSION RESERVES INVESTMENT MANAG.BOARD

WASHINGTON STATE INVESTMENT BOARD

WILLIAM AND FLORA HEWLETT FOUNDATION

RUSSELL INVESTMENT COMPANY II PLC

CATHAY LIFE INSURANCE CO. LTD

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

INVESTEC GLOBAL STRATEGY FUND

NEW ZEALAND SUPERANNUATION FUND

BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C)

WHEELS COMMON INVESTMENT FUND

ALSCOTT INVESTMENTS, LLC

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

INTERNATIONAL MONETARY FUND

LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

NAV CANADA PENSION PLAN

THE ANDREW W MELLON FOUNDATION

THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA

UTAH STATE RETIREMENT SYSTEMS

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

OLD WESTBURY SMALL & MID CAP STRATEGIES FUND

CHEVRON MASTER PENSION TRUST

HEWLETT-PACKARD COMPANY MASTER TRUST

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

VALIC COMPANY II - INTERNATIONAL OPPORTUNITIES FUND

ALASKA PERMANENT FUND

CITY OF NEW YORK DEFERRED COMPENSATION PLAN

RAILWAYS PENSION TRUSTEE COMPANY LIMITED

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

TRUSTEES OF THE E OF B P B DBA KAMEHAMEHA SCH

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

INTERNATIONAL EQUITY FUND

IBM DIVERSIFIED GLOBAL EQUITY FUND

ISHARES PUBLIC LIMITED COMPANY

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

WGI EMERGING MARKETS FUND, LLC

VALIC COMPANY I - EMERGING ECONOMIES FUND

STANLIB FUNDS LIMITED

GOVERNMENT EMPLOYEES SUPERANNUATION BOARD

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

AXA ROSENBERG EQUITY ALPHA TRUST

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

PARAMETRIC EMERGING MARKETS FUND

MFS MERIDIAN FUNDS - EMERGING MARKETS EQUITY FUND

CHEVRON UK PENSION PLAN

ALASKA COMMON TRUST FUND

ISHARES MSCI BRAZIL CAPPED ETF

ISHARES II PUBLIC LIMITED COMPANY

SUNSUPER SUPERANNUATION FUND

MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST

SPDR MSCI ACWI EX-US ETF

BRUNEI INVESTMENT AGENCY

EMERGING MARKETS INDEX NON-LENDABLE FUND

GMAM INVESTMENT FUNDS TRUST

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

THE TEXAS EDUCATION AGENCY

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

STATE STREET EMERGING MARKETS E N-L C TRUST FUND

VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS

ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GEM EQUITY HIGH DIVI

FUTURE FUND BOARD OF GUARDIANS

ADVANCED SERIES TRUST - AST J.P. MORGAN S O PORTFOLIO

PUTNAM WORLD TRUST (IRELAND)

NTGI-QM COMMON DAILY EMERGING MARKETS EIF - LENDING

GOLDMAN SACHS FUNDS - GOLDMAN SACHS E M C (R) EQ PORTFOLIO

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO

NORTHERN TRUST INVESTIMENT FUNDS PLC

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

ISHARES MSCI BRIC ETF

PEOPLE S BANK OF CHINA

PUBLIC SECTOR PENSION INVESTMENT BOARD

PUTNAM RETIREMENT ADVANTAGE GAA EQUITY PORTFOLIO

PUTNAM RETIREMENT ADVANTAGE GAA GROWTH PORTFOLIO

COLLEGE RETIREMENT EQUITIES FUND

EASTSPRING INVESTMENTS

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

ISHARES III PUBLIC LIMITED COMPANY

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

AMERICAN HEART ASSOCIATION, INC.

RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND

PICTET - EMERGING MARKETS INDEX

PICTET GLOBAL SELECTION FUND - G G M FUND

THREADNEEDLE (LUX)

NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND

TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F

FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK F

BELLSOUTH CORPORATION RFA VEBA TRUST

MFS MERIDIAN FUNDS - LATIN AMERICAN EQUITY FUND

PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER

ARROWSTREET MULTI-STRATEGY UMBRELLA PLC - ARROWSTREET EMFIII

STICHTING PGGM DEPOSITARY

ARIZONA PSPRS TRUST

KAISER PERMANENTE GROUP TRUST

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EE ME FD

SCHWAB EMERGING MARKETS EQUITY ETF

LACM EMERGING MARKETS FUND L.P.

POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST

ISHARES MSCI EMERGING MARKETS ETF

LONDON LIFE INSURANCE COMPANY

J.A. AND KATHRYN ALBERTSON  FOUNDATION, INC.

BNY MELLON TR & DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK)

POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF

JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FU

HP INVEST COMMON CONTRACTUAL FUND

UAW RETIREE MEDICAL BENEFITS TRUST

FIRST TRUST BICK INDEX FUND

BMO MSCI EMERGING MARKETS INDEX ETF

WELLINGTON TRUST COMPANY N.A.

HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F

FRIENDS LIFE LIMITED

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX PLUS FUND

NEUBERGER BERMAN INVESTMENT FUNDS PLC

CF DV EMERGING MARKETS STOCK INDEX FUND

ST. JOSEPH HEALTH SYSTEM

STATE OF NEVADA

VANECK VECTORS NATURAL RESOURCES ETF

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

BERESFORD FUNDS PUBLIC LIMITED COMPANY

STICHTING DELA DEPOSITARY & MANAGEMENT

X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF

MFS EMERGING MARKETS EQUITY FUND (CAN)

FIRST TRUST BRAZIL ALPHADEX FUND

SSGA SPDR ETFS EUROPE I PLC

ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO

EUROPEAN CENTRAL BANK

ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

ISHARES MSCI ACWI EX U.S. ETF

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

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LAZARD ASSET MANAGEMENT LLC

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OLD WESTBURY LARGE CAP STRATEGIES FUND

ISHARES MSCI BRAZIL UCITS ETF USD (ACC)

POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO

MERCER QIF FUND PLC

K INVESTMENTS SH LIMITED

EMERGING MARKETS OPPORTUNITIES LR FUND

COMMONWEALTH SUPERANNUATION CORPORATION

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR

THE TREASURER OF THE S OF J ON B OF THE S OF J COMM INV FUND

ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S

ZURICH FINANCIAL SERVICES UK PENSION SCHEME

CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND

INVESTEC FUNDS SERIES IV - EMERGING MARKETSEQUITY FUND

INVESTEC EMERGING MARKETS EQUITY FUND

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F

BLACKROCK GLOBAL INDEX FUNDS

THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM

ST STR  RUSSELL FUND GL EX-U.S. INDEX NON-LEND COMMON  TR FD

BIMCOR GLOBAL EQUITY POOLED FUND

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY

;

The present corresponds to the original document drawn up in the Book of the Minutes of General Shareholders’ Meetings.

Board:

Mariangela Daniele Maruishi Bartz	Hiram Bandeira Pagano Filho
President	Secretary

(This signature page is an integral part of the Minutes of the Annual General Shareholder’s Meeting of Meeting of Fibria Celulose S.A., held on April 27, 2018)

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21 Company
Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

EXHIBIT I TO THE MINUTE OF THE ORDINARY GENERAL
SHAREHOLDERS’ MEETING HELD ON APRIL 27, 2018

CAPITAL BUDGET

To the Company’s Shareholders of

FIBRIA CELULOSE S.A.

Proposed Capital Expenditure Budget

As provided for in Article 196 of Law 6.404/76, with the wording given by Law No. 10.303 of October 31, 2001, the management of Fibria Celulose S.A. (“Fibria” or “Company”) hereby submits its proposed Capital Expenditure Budget.

The proposal to allocate net income for the fiscal year 2017 mentioned in Fibria’s Financial Statements, aiming at complying with its investment plan, foresees that after the adjustments set forth in Articles 193 and 202 of Law No. 6.404/76, earnings will be retained in the amount of R$773,251,153.76, allocated to the Profit Reserve for Investments, which will be added to this reserve’s current balance, amounting to R$ 2,783,319,849.66 .

The investment plan for 2018, duly approved by the Board of Directors meeting held on December 20, 2017, totals the amount of R$3,687 million, distributed as follows:

R$ Million
Maintenance	481
Modernization	174
Information Technology	23
Forest — Renewal	2,126
Safety/Environment	87
Pulp Logistics	346
Expansion - Horizonte 2	444
Other	6

Total Capital Expenditure Budget	3,687

These investments will be made primarily with earnings retained in the Profit Reserve for Investments amounting to R$2,783 million. The difference, in the amount of R$904 million, for total investments proposed by Management will be made with own funds (generated from operations during the year) and asset management.

Summary Table of Sources and Uses of Funds

Sources of funds	R$ million

Earnings retained for investments
Balance of profit reserve for investments	2,010
Earnings retained in 2017	773

Own funds (generated from operations during the year) / Third parties	904

TOTAL	3,687

Uses

Total investments (in accordance with the “Investment Plan” table)	3,687

This being the intended proposal, the Company’s Management is at the disposal of the shareholders to make any clarifications required.

São Paulo, January 29, 2018

THE MANAGEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO